Registration No. 333-152876

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

SAP AG
(Exact name of issuer of deposited securities as specified in its charter)

SAP Corporation
(Translation of issuer’s name into English)

FEDERAL REPUBLIC OF GERMANY
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250 9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

SAP Labs LLC
3410 Hillview Avenue
Palo Alto, CA 94304, U.S.A.
Attention:  Legal Department
1-650-849-4000 (Tel)
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Deutsche Bank Trust Company Americas
Attention: ADR Department 60 Wall Street, New York, New York 10005 (212) 250-9100

It is proposed that this filing become effective under Rule 466:	☒ immediately upon filing.
☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per ADS	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one Ordinary Share, without nominal value, of SAP AG	N/A	N/A	N/A	N/A

This Post-Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The Prospectus consists of the form of American Depositary Receipt filed as Exhibit A to  Amended and Restated Deposit Agreement filed as Exhibit (a) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6, and incorporated herein by reference.

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Cross Reference

Item Number and Caption			Location in Form of Receipt Filed Herewith as Prospectus

1.	Name and address of depositary		Introductory Article

2.	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one unit of American Depositary Receipts	Face of American Depositary Receipt, upper right corner

	(ii)	The procedure for voting the deposited securities	Articles 15, 16 and 18

	(iii)	The collection and distribution of dividends	Articles 4, 12, 13, 15 and 18

	(iv)	The transmission of notices, reports and proxy soliciting material	Articles 11, 15, 16 and 18

	(v)	The sale or exercise of rights	Articles 13, 14, 15 and 18

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles 12, 13, 15, 17 and 18

	(vii)	Amendment, extension or termination of the deposit arrangement	Articles 20 and 21

	(viii)	Rights of holders of the American Depositary Receipts to inspect the transfer books of the depositary and the list of holders of American Depositary Receipts	Article 11

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles 2, 3, 4, 5, 6, 8 and 22

	(x)	Limitation upon the liability of the depositary	Articles 14, 18, 19 and 21

3.	Fees and Charges		Articles 7 and 8

Item - 2. AVAILABLE INFORMATION

Statement that SAP AG is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Securities and Exchange Commission.  These reports and documents can be inspected by holders of America Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.
Article 11

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)
Form of Amended and Restated Deposit Agreement among SAP AG as Issuer, Deutsche Bank Trust Company Americas as successor Depositary, and each Owner and Holder from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.  Filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)
Opinion of counsel to the Depositary as to the legality of the securities being registered.  Previously filed as an exhibit to Form F-6 Registration Statement 333-152876 and incorporated herein by reference.

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 25th day of  November, 2009.

Legal entity created by the agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares each representing one Ordinary Share, without nominal value, of SAPAG.

Deutsche Bank Trust Company Americas, as Depositary

By:	/s/ James Kelly
Name:	James Kelly
Title:	Vice President

By:	/s/ Christopher Konopelko
Name:	Christopher Konopelko
Title:	Vice President

Pursuant to the requirements of the Securities Act of 1933, SAP AG certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Walldorf, Germany on  November 25, 2009.

SAP AG
By: /s/ Léo Apotheker Name: Léo Apotheker Title: Chief Executive Officer (Principal Executive Officer)	By: /s/ Dr. Werner Brandt Name: Dr. Werner Brandt Title: Chief Financial Officer (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Act, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on November 25, 2009.

/s/ Léo Apotheker Name: Léo Apotheker Title: Chairman of the Executive Board	/s/ Dr. Werner Brandt Name: Dr. Werner Brandt Title: Member of the Executive Board

/s/ Gerhard Oswald * Name: Gerhard Oswald Title: Member of the Executive Board	/s/ John Schwarz Name: John Schwarz Title: Member of the Executive Board

/s/ Erwin Gunst* Name: Erwin Gunst Title: Member of the Executive Board	/s/ Bill McDermott * Name: Bill McDermott Title: Member of the Executive Board

/s/ Jim Hagemann Snabe * Name: Jim Hagemann Snabe Title: Member of the Executive Board	/s/ Wendy Boufford Name: Wendy Boufford Title: Authorized U.S. Representative

By his signature below, the undersigned, pursuant to a duly authorized power of attorney filed with the Securities and Exchange Commission, has signed this Post-Effective Amendment No.1 to Registration Statement on Form F-6 on behalf of the persons indicated.

*By: /s/ Dr. Werner Brandt
Name: Dr. Werner Brandt
Title: Power of Attorney

INDEX TO EXHIBITS

Exhibit Number

(a)	Form of Amended and Restated Deposit Agreement

(e)	Rule 466 Certification